Exhibit F-2

December 19, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:

Northeast Utilities et al.

File No. 70-10315

Ladies and Gentlemen:

I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO"), a service company affiliate of Northeast Utilities ("NU"). I have acted as counsel to NU in connection with the transactions contemplated by the Application/Declaration, as amended, in the above referenced file (the "Application"), and described in the Certificate Pursuant to Rule 24 dated December 19, 2005 ("Rule 24 Certificate").  This opinion is given to you with respect to the transactions (the “Transactions”) described in the Rule 24 Certificate filed as of today’s date pursuant to your Instructions as to Exhibits to applications and declarations filed on Form U-1.  Except as otherwise defined herein, terms used herein shall have the meanings given them in the Application.

In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of NU, certificates of public officials and of officers of NU, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below.  In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents  submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

The opinions set forth herein are limited to the laws of the Commonwealth of Massachusetts and the federal laws of the United States.  I am a member of the bar of the State of New York.  I am not a member of the bar of the Commonwealth of Massachusetts and do not hold myself out as an expert in the laws of such Commonwealth, although I have made a study of relevant laws of such Commonwealth.  In expressing opinions about matters governed by the laws of the Commonwealth of Massachusetts, I have consulted with counsel who are employed by NUSCO and are members of the bar of such Commonwealth.

I have assumed that the Transactions were carried out in conformity with the requisite securities laws of the United States.

Based on and subject to the foregoing, I am of the opinion that:

1.

All state laws applicable to the Transactions have been complied with.

2.

NU is validly organized and duly existing under the laws of the Commonwealth of Massachusetts.

3.

The common shares issued by NU are validly issued, full paid and non-assessable, and the holders thereof are entitled to the rights and privileges appertaining thereto set forth in NU’s Declaration of Trust.

4.

The consummation of the Transactions did not violate the legal rights of the holders of any securities issued by NU or any associate company of NU.

I hereby consent to the filing of this opinion with the Rule 24 Certificate being filed in File No. 70-10315.

Very truly yours,

/s/ Jeffrey C. Miller

Jeffrey C. Miller

Assistant General Counsel

Northeast Utilities Service Company